SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH August, 2011
(Commission File No. 1-32826)

TAM S.A.
(Exact name of Registrant as specified in its Charter)

Av. Jurandir, 856 – Lote 4, 1° andar
04072-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

TAM S/A

CNPJ No. 01.832.635/0001-18

NIRE 35.300.150.007

MINUTES OF THE BOARD OF DIRECTORS’ MEETING

HELD ON AUGUST 1, 2011

Date, Time and Place: August 1, 2011, at 10 am, at the Company’s registered office, at Av. Jurandir, 856, 1o andar [1st floor], in the City of São Paulo, State of São Paulo. Quorum: The meeting was attended by all members of the Board of Directors. Board:  Chairwoman: Maria Cláudia Oliveira Amaro; and Secretary: Flávia Turci; Agenda and deliberations: (a) In view of the resignation presented by Mr. Paulo Cezar Bastos Castello Branco to the position of Officer of the Company, it was approved the election of Mr.  RUY ANTONIO MENDES AMPARO, Brazilian, married, aeronautic engineer, bearer of identification card (RG) no. 10.412.590 SSP/SP [Public Security Secretariat/SP] and registered with the Individual Taxpayer’s Roll (CPF) no. 054.137.238-65, with commercial address at Avenida Jurandir, 856 – 7o andar [7th floor] - Jardim Ceci - São Paulo/SP to the Officer position. The Officer hereby elected declares he has not committed any crime that prevents him from exercising the trading activity and also that he is not disqualified for such, under the terms of the law.  The installment of the Officer hereby elected shall take place upon his signature (i) in the relative Installation Instrument in the applicable book, and (ii) the Managers’ Consent Instrument, as required by the Regulation of Differentiated Corporate Governance Practices – Level 2, of the Stock Exchange of São Paulo - BM&F BOVESPA, and his office term shall be equal to that of the other Officers. An opportunity was taken to deeply thank the resigning Officer for the services rendered. b) Authorize the Company to cast a vote at the General Meetings of its controlled companies: Transportes Aéreos Del Mercosur S.A. ("Mercosur"), Pantanal Linhas Aéreas S/A ("Pantanal") and TAM Linhas Aéreas S.A. ("TAM"), so as to receive the resignation request by Mr. Paulo Cezar Bastos Castello Branco and approve the election of Mr. Ruy Antonio Mendes Amparo to the position of Officer of the companies Mercosur and Pantanal and to the position of Vice-President officer of TAM, and the election of Mr. Nelson Mitsuhide Shinzato to the position of Vice-President officer of TAM was also approved. Closing: There being no other matter to discuss, the meeting was closed and these minutes were drawn up in a summarized format, which upon being read were signed by all attendees. São Paulo, August 1, 2011. (signed by) Maria Cláudia Oliveira Amaro – Chairwoman, Flávia Turci – Secretary. Directors: Maria Cláudia Oliveira Amaro, Noemy Almeida Oliveira Amaro, Maurício Rolim Amaro, Antônio Luiz Pizarro Manso, Marco Antonio Bologna, Waldemar Verdi Junior, André Esteves and Emilio Romano. True copy of the minutes transcribed in a proper book.

Flávia Turci
Secretary

SIGNATURE

            Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 05, 2011

TAM S.A.

By:	/S/ Libano Miranda Barroso
Name: Libano Miranda Barroso Title: Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.